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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                 (Rule 14D-100)

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ----------------

                  CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST
      (as successor in interest to Renaissance Capital Partners II, Ltd.)
                       (Name of Subject Company (Issuer))

                                ----------------

                         SULZER MEDICA USA HOLDING CO.
                                   (Offeror)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                                  Trust Units
                         (Title of Class of Securities)
                                      N/A
                     (CUSIP Number of Class of Securities)

                                ----------------

                              David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                       3 East Greenway Plaza, Suite 1600
                              Houston, Texas 77046
                           Telephone: (713) 561-6365
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                                    Copy to:
                                 Peter D. Lyons
                              Shearman & Sterling
                             555 California Street
                        San Francisco, California 94104
                                 (415) 616-1100

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                        CALCULATION OF REGISTRATION FEE
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
           Transaction Valuation*                          Amount of Filing Fee**
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                 $30,000,000                                       $6,000
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
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*  Estimated for purposes of calculating the amount of the filing fee only.
   Calculated by multiplying $1,387.12, the per Unit tender offer price, by 21,627, the number of units subject to the tender offer.
** Calculated as 1/50 of 1% of the transaction value.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:                                      Filing Party:
   Form or Registration No.:                                    Date Filed:

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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

   This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Sulzer Medica USA Holding Co., a Delaware corporation ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase up to 21,627 Trust Units (representing 50% of the total number of Trust Units) of Capital Partners II, Ltd. Liquidating Trust, a liquidating trust (the "Trust"), at a purchase price of $1,387.12 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 28, 2000 (the "Offer to Purchase") and in the related Transfer Agreement and instructions thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Transfer Agreement and instructions thereto is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement, dated as of November 17, 2000, among Purchaser and Thomas W. Pauken, as liquidating trustee (the "Liquidating Trustee") of the Trust, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 5, 8 and 11 of this Schedule TO.

 Item 10. Financial Statements of Certain Bidders.
          Not applicable.
 Item 12. Material to Be Filed as Exhibits.
 (a)(1)   Offer to Purchase dated November 28, 2000.
 (a)(2)   Form of Transfer Agreement and Instructions Thereto.
 (a)(3)   Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
 (a)(4)   Press Release issued by Purchaser and affiliates on November 28,
          2000.
 (d)(1) Agreement, dated as of November 17, 2000, among Purchaser and the Liquidating Trustee.
 (d)(2)   First Amended Option Agreement, dated September 29, 2000, between
          Tutogen Medical GmbH and Sulzer Medica AG.
 (d)(3)   First Amended International Distribution Agreement, dated September
          29, 2000 between Tutogen Medical GmbH and Sulzer Spine-Tech Inc.
 (d)(4)+ First Amended U.S. Service Agreement, dated September 29, 2000, between Tutogen Medical, Inc. and Sulzer Spine-Tech Inc.
 (d)(5)+ First Amended Processed Tissue Development and License Agreement, dated September 29, 2000, between Tutogen Medical GmbH and Sulzer
          Spine-Tech, Inc.
 (d)(6)+  Xenograft Distribution Agreement, dated September 29, 2000, between
          Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(7)+  U.S. Service Agreement, dated September 29, 2000, between Tutogen
          Medical, Inc. and Sulzer Calcitek Inc.
 (d)(8)   Processed Tissue Development and License Agreement, dated September
          29, 2000, between Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(9)   First Amended Umbrella Agreement, dated September 29, 2000, among
          Tutogen Medical GmbH, Tutogen Medical, Inc., Sulzer Spine-Tech, Inc.
          and Sulzer Medica AG.

--------
+ The filer will apply for confidential treatment of portions of this exhibit. Accordingly, portions thereof have been omitted and will be filed separately with the Commission.

 Item 13. Information Required by Schedule 13E-3.
          Not applicable.

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2000

                                          SULZER MEDICA USA HOLDING CO.

                                          By:   /s/ David S. Wise
                                             __________________________________
                                               Name: David S. Wise
                                               Title: Secretary

                                 EXHIBIT INDEX

 Exhibit
 No.     Description
 ------- -----------
 (a)(1)  Offer to Purchase dated November 27, 2000.
 (a)(2)  Form of Transfer Agreement and Instructions Thereto.
 (a)(3)  Form of Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9.
 (a)(4)  Press Release issued by Purchaser and affiliates on November 27, 2000.
 (d)(1)  Agreement, dated as of November 17, 2000, among Purchaser and the
         Liquidating Trustee.
 (d)(2)  First Amended Option Agreement, dated September 29, 2000, between
         Tutogen Medical GmbH and Sulzer Medica AG.
 (d)(3)  First Amended International Distribution Agreement, dated September
         29, 2000 between Tutogen Medical GmbH and Sulzer Spine-Tech Inc.
 (d)(4)+ First Amended U.S. Service Agreement, dated September 29, 2000, between Tutogen Medical, Inc. and Sulzer Spine-Tech Inc.
 (d)(5)+ First Amended Processed Tissue Development and License Agreement,
         dated September 29, 2000, between Tutogen Medical GmbH and Sulzer
         Spine-Tech, Inc.
 (d)(6)+ Xenograft Distribution Agreement, dated September 29, 2000, between
         Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(7)+ U.S. Service Agreement, dated September 29, 2000, between Tutogen
         Medical, Inc. and Sulzer Calcitek Inc.
 (d)(8)  Processed Tissue Development and License Agreement, dated September
         29, 2000, between Tutogen Medical GmbH and Sulzer Calcitek Inc.
 (d)(9)  First Amended Umbrella Agreement, dated September 29, 2000, among
         Tutogen Medical GmbH, Tutogen Medical, Inc., Sulzer Spine-Tech, Inc.
         and Sulzer Medica AG.

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+  The filer will apply for confidential treatment of portions of this exhibit.
   Accordingly, portions thereof have been omitted and will be filed separately with the Commission.


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